

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Christine Pellizzari
General Counsel
Science 37 Holdings, Inc.
600 Corporate Pointe, Suite 320
Culver City, CA 90230

      Re: Science 37 Holdings, Inc.
          Registration Statement on Form S-1
          Filed November 5, 2021
          File No. 333-260828

Dear Ms. Pellizzari:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Janice Adeloye at 202-551-3034 or Jennifer Lopez-Molina at 202-551-3792 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services

cc: Erika L. Weinberg